UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Strategic guidelines up to 2026 Capital Markets Day	2

TELEFÓNICA, S.A. (“Telefónica” or the “Company”) in compliance with the Securities Market legislation, hereby communicates the following:

INSIDE INFORMATION

Telefónica, during its Capital Markets Day to be held today in Madrid under a hybrid format, will communicate its strategic guidelines up to 2026 and the expected consolidated performance based on the following key financial indicators of the GPS framework (Growth, Profitability and Sustainability):

•Reported revenue CAGR (Compounded Annual Growth Rate) 2023-2026 of approximately 1%, driven by CAGR 2023-2026 in B2C (Business to Consumer) of approximately 1.5% and in B2B (Business to Business) of approximately 5%.
•Reported EBITDA and EBITDAaL minus CapEx CAGR 2023-2026 of approximately 2% and 5%, respectively.
•Approximately 2 percentual points CapEx over Sales decline to below 12% in 2026 reported.
•Leverage ratio reduction (Net debt over EBITDAaL) to 2.2-2.5 times in 2026, driven by a higher than 10% Free Cash Flow CAGR 2023-2026.
•Commit to a 0.30 euro annual dividend per share as a floor during the 2023-2026 period. For this, the adoption of the corresponding corporate resolutions will be proposed in due course.

In addition, as for 2024 guidance, key financial indicators are the following:

•CapEx over Sales to decline from the 14% level guided for 2023.
•FCF to grow by more than 10% y-o-y (year-on-year).

Madrid, November 8, 2023

The present document may contain forward-looking statements, opinions and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the "Company" or "Telefónica"). These Statements may include financial forecasts and estimates or statements regarding plans, objectives and expectations regarding matters, such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, the outcome of recently completed transactions, the Company’s results and its operations, including its environmental, social and governance commitments and targets.
In any case, these Statements do not intend to be exhaustive, nor have been verified by third parties or audited, therefore, Telefónica's opinions and aspirations with respect to future events should be considered indicative, provisional, and only for illustrative purposes. These Statements reflect the current views or aspirations of Telefónica with respect to future events. For this reason, these Statements do not represent, by their own nature, any guarantee of future fulfilment or profitability, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica with the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission (CNMV) and the U.S. Securities and Exchange Commission (SEC).
Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Telefónica’s Group business, changes in its business development strategy or any other circumstances.
This document and any related conference call or webcast may contain summarised, non-audited or non-IFRS financial information (including information referred to as “organic” and “underlying”). Such information may not be prepared in accordance with the financial reporting requirements established by the SEC, is presented for supplemental informational purposes only and should not be considered a substitute for audited financial information presented in accordance with IFRS. The Company’s non-IFRS financial measures may differ from similarly titled measures used by other companies. In addition, there are material limitations associated with the use of non-IFRS financial measures since they exclude significant expenses and income that are recorded in the Company’s financial statements.
Neither this document nor any of its contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security, or a solicitation for any vote or approval in any other jurisdiction. In addition, the recipients of this document are encouraged to consult the Company’s communications and periodic filings made with the relevant securities markets regulators and, in particular, with the Spanish Securities Markets Regulator.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	November 8, 2023	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors